UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of October 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐     No ☒

Lisbon, October 14th 2003

Reuters:      EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

Investors & Analysts’ Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

EDP RECOMMENCES THE CONSTRUCTION OF PEIXE ANGICAL HYDROELECTRIC POWER PLANT AFTER THE ENTRY OF ELETROBRÁS INTO PEIXE ANGICAL’S SHARE CAPITAL

Following the negotiations between EDP – Electricidade de Portugal, S.A. (“EDP”), Furnas Centrais Elétricas, S.A. (“Furnas”) a subsidiary of Eletrobrás - Centrais Elétricas Brasileiras S.A. (“Eletrobrás”), REDE - Empresas de Energia Elétrica, S.A. (“Grupo Rede”) and Banco Nacional de Desenvolvimento do Brasil (“BNDES”), an agreement was reached, gathering the conditions required to reinitiate the construction works of Peixe Angical 450 MW hydroelectric power plant in Rio Tocantins (Brazil).

The construction of Peixe Angical power station, in which EDP and Grupo Rede initially held a 95% and a 5% stake, respectively, were suspended approximately one year ago, after the initial works in the river site. EDP’s Board of Directors decided to put the investment at Peixe Angical on hold after verifying that the conditions required to develop that project were not in place, namely the access to financing in local currency and at competitive prices.

Following the conclusion of the negotiations with Eletrobrás, Furnas will hold a 40% stake in Peixe Angical share capital, EDP 59% and Grupo Rede 1%. At the same time, a  protocol was celebrated with BNDES for the financing of 50%, around BRL 700 million (EUR 205 million), of total

EDP - Electricidade de Portugal, S.A.      Sede: Praça Marquês de Pombal, 12        1250-162 Lisboa        Portugal

Capital Social: € 3,000,000,000        Matrícula: 1805 da C.R.C. Lisboa         Pessoa Colectiva 500 697 256

investment in Peixe Angical hydroelectric project. The remaining 50% will be financed through shareholders’ funds. EDP Group has already invested approximately BRL 202 million (EUR 71 million). This operation, which consists in the entry of Furnas into Peixe Angical’s share capital and in the local financing through BNDES for 50% of the total investment in the project, allowed the EDP Group to reduce its initially committed financial effort in approximately BRL 917 million.

The entry of Furnas, with 40% of the shareholders’ investment, together with BNDES financing guarantee, will enable the necessary recommencement of the construction works. This shall ensure the start of operations in 2006, when the Brazilian energy system is expected to need this installed capacity, and guarantee the required shareholders’ return on an investment of this nature.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 15, 2003

EDP- Electricidadé de Portugal

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer